

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Sna Ny
President
Go Go Buyers, Inc.
#474, Village 3, Sangkat 3
Sihanoukville, Sihanouk Province, 18203
Kingdom of Cambodia

> **Re: Go Go Buyers, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 20, 2022**
> **File No. 333-256118**

Dear Sna Ny:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1.   You state that you are an emerging growth company ("EGC") on page 5 but do not have the relevant checkbox marked on the cover page. Please revise to clearly state whether or not you are an EGC.

Certain Relationships and Related Transactions, page 37

2.   We note your response to prior comment 2. Please disclose in this section the material terms of the verbal agreement entered into on October 25, 2020 with Mr. Ny, which is filed as Exhibit 10.2.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carl Ranno